November 9, 2023
Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Austin Pattan

Jennifer Gowetski

Chen Chen

Kathleen Collins

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Austin Pattan, Jennifer Gowetski, Chen Chen, and Kathleen Collins:

This letter sets forth the responses of DouYu International Holdings Ltd (“DouYu” or the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 12, 2023.

For your convenience, we have included herein the comment in bold, and the Company’s responses are set forth immediately below the Comment.

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General Note to the Staff:

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ended December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further updates and adjustments to be made in connection with any material development of the subject matters being disclosed, will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable.

Annual Report on Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospectus

5.A. Operating Results, page 123

1.	In comment 3 of your July 28, 2023 response letter, you indicated that in future filings you will include a qualitative discussion of the shift in focus to mobile apps and mobile users. The quantitative information provided in response to comment 1 regarding total average MAU and PC average MAU appears to provide important context to such shift. Therefore, it remains unclear why you believe information regarding the PC user base is not material to an understanding of your business and the company's current focus on mobile apps. Please revise your Operating Results section to provide additional context to the shift in your business by providing a quantitative discussion of the significant decline in PC average MAUs and PC retention rate for each of the fiscal years presented. In your response, provide us with proposed disclosures that you intend to include in your next Form 20-F filing.

In response to the Staff’s comment, the Company intends to further revise the referenced disclosure as follows in its 2023 Annual Report and future filings, subject to appropriate updates for future financial periods. Specifically, the Company would like to provide additional disclosure to the investors with respect to the PC user base and its historical trend, as well as the Company’s strategic shift of operational focus. Consistent with the Company’s historical disclosure approach of its mobile MAU metrics, the Company proposes to disclose its PC MAUs metrics for the fourth quarter of each of the fiscal years presented in its Annual Report and future filings.

The Company intends to further revise the second paragraph to be inserted on page 124 (as undertaken in the response letter dated July 28, 2023) as follows. Page reference is made to the 2022 Annual Report to illustrate the appropriate location of the disclosure.

Furthermore, we historically focused on the number of active users, which encompasses the number of users who visited our platform through either PC or mobile app at least once in a given period. As a result of the evolving user behaviors observed on game-centric livestreaming platforms with a greater emphasis on mobile devices over PCs, our management is focusing more on mobile apps and mobile users from an operational perspective, and uses the number of active mobile users to track the scale and engagement of our users. Due to the evolving user behaviors towards mobile apps and our corresponding shifting focus from an operational standpoint, the PC MAUs decreased from 2020 to 2022. Specifically, the PC MAUs decreased from 114.8 million for the fourth quarter of 2020 to 106.6 million for the fourth quarter of 2021, and further to 36.7 million for the fourth quarter of 2022, which was mainly attributable to the decrease in our marketing activities related to PC users acquisition towards the end of 2021 as part of our efforts in shifting our operational focus towards mobile apps. The average next month active user retention rate for PC users remained relatively stable. Such ratio slightly decreased from 23% in 2020 to 19% in 2021, which was mainly due to the change in our acquisition strategy of PC users since the second half of 2021, and then increased to 29% in 2022.

The Company also intends to insert the following on page ii as follows. Page reference is made to the 2022 Annual Report to illustrate the appropriate location of the disclosure.

•	“average PC MAUs” for a given period of time is calculated by dividing (i) the sum of active PC users for each month of such period by (ii) the number of months in such period;

•	“average next-month active PC user retention rate” for any period is calculated by dividing (i) the sum of next-month PC user retention rate for each month of such period by (ii) the total number of months in such period;

•	“next-month active PC user retention rate” is calculated by dividing (i) the sum of active users who visited our platform through a PC at least once in the next month after a given month by (ii) the sum of all mobile active users in that given month;

2. We note your response to prior comment 4. Please provide your detailed legal analysis as to (i) why you treat “Amounts due from the VIEs pursuant to contractual arrangements” as operating assets in your breakdown of DouYu Yule’s assets, and (ii) how you are calculating the “value” of such amounts for purposes of Section 2(a)(41) of the Investment Company Act of 1940 (“Investment Company Act”).

(i)	In the breakdown of DouYu Yule’s assets provided in our response dated September 25, 2023 to the staff’s prior comment 4, the “Amounts due from the VIEs pursuant to contractual arrangements” item was treated as an operating asset because it is not a cash item and, as further discussed below, is not a security for purposes of the Rule 3a-1 assets test. The “Amounts due from the VIEs pursuant to contractual arrangements” item represents service fee receivables due to DouYu Yule under the exclusive business operation and cooperation agreements entered into by DouYu Yule with each of Wuhan Ouyue and Wuhan Douyu (the “Business Operation Agreements”). Under each Business Operation Agreement, DouYu Yule receives service fees for providing business support, technical and consulting services to Wuhan Ouyue and Wuhan Douyu, including technical services, network support, business consultation, intellectual property licensing, equipment leasing, market consultancy, system integration, product research and development and system maintenance. These service fees are subject to adjustment at DouYu Yule’s sole discretion and are generally equal to all of the net profit of Wuhan Douyu and Wuhan Ouyue. Thus, through such fee receivables, DouYu Yule receives all of the economic benefits derived from operating the businesses of Wuhan Douyu and Wuhan Ouyue.

The “Amounts due from the VIEs pursuant to contractual arrangements” are not bank deposits or other types of cash items. The “Amounts due from the VIEs pursuant to contractual arrangements” are also not securities under SEC v. W.J. Howey and Co., 328 U.S. 293 (1946), as discussed in detail in our response to the staff's prior comment 8.1 Furthermore, even if DouYu Yule’s contractual arrangements with respect to the VIEs were considered securities under Howey, such contractual arrangements would be excluded from the calculation of assets constituting securities under Rule 3a-1(a)(4) because, as discussed in greater detail in our response to the staff’s prior comment 4, each VIE is primarily controlled by DouYu Yule and is not an investment company, and DouYu Yule engages in the business of online gaming and entertainment livestreaming through such VIEs. For these reasons, the Company treats the "Amounts due from VIEs pursuant to contractual arrangements," which represent the economic benefit of the Company’s operating activities, as operating assets for purposes of its Investment Company Act analysis.

(ii)	The value indicated for the “Amounts due from the VIEs pursuant to contractual arrangements” item provided in our September 25, 2023 response represents the amount of fee receivables due to DouYu Yule under the Business Operation Agreements.

1 In our response to the staff’s prior comment 8, we discussed each element of the Howey test, and demonstrated that DouYu Yule’s VIE contractual arrangements did not constitute an “investment of money in a common venture” and did not involve a reliance on “the entrepreneurial or managerial efforts of others,” which are required elements of an investment contract or security under Howey.

3. We note in footnote 13 of your response to prior comment 4, you state that DouYu Yule would satisfy the 40% Test under Section 3(a)(1)(C) of the Investment Company Act. Please provide your detailed legal analysis of whether DouYu Yule would satisfy such test as of the most recent fiscal quarter end if “short-term deposits” with maturities of one year or less are not cash items.

As of June 30, 2023, DouYu Yule did not hold any short-term deposits with maturities of one year or less. Therefore, as of June 30, 2023, even if short-term deposits are not treated as cash items, DouYu Yule would still satisfy the 40% Test under Section 3(a)(1)(C) in the same manner as described in footnote 13 of our response dated September 25, 2023.2

Regarding the most recent fiscal quarter end, the Company respectfully submits that the financial statements for the Company and its subsidiaries, including DouYu Yule, are not yet available. Therefore, at this time, the Company is unable to provide an updated analysis of the 40% Test as applied to DouYu Yule as of September 30, 2023. In any case, the Company can confirm that as of September 30, 2023, DouYu Yule did not hold any short-term deposits with maturities of one year or less.

4. We note your statement in response to prior comment 4 that Wuhan Ouyue owns 100% of the limited partnership interests in Beijing Fengye. To the extent you argue that such interests are not securities, please provide your detailed legal analysis to support such conclusion. To the extent you concede that such interests are securities, provide additional analysis as to how, in your view, Wuhan Ouyue is not an “investment company” given that it appears a substantial majority of Wuhan Ouyue’s assets consist of limited partnership interests in Beijing Fengye and other investment securities.

For purposes of analyzing the Company’s status under the Investment Company Act, the Company has conservatively assumed that Wuhan Ouyue’s limited partnership interest in Beijing Fengye (whose only asset is a 13% equity interest in Wuhan Douyu held as nominee shareholder only, with no economic or voting rights (the “Nominee Shareholding”)) would be treated as a security under the Rule 3a-1 assets test.3 Wuhan Ouyue owns Beijing Fengye and the underlying Nominee Shareholding solely due to a corporate restructuring of the Company, and not for investment purposes. Ownership of Beijing Fengye (including the underlying Nominee Shareholding) was transferred to Wuhan Ouyue for the purpose of facilitating a corporate restructuring of Wuhan DouYu and the Company prior to its IPO. At that time, like the other nominee shareholders of Wuhan DouYu, Beijing Fengye entered into contractual arrangements to transfer 100% of the voting rights and 100% of the economic benefits with respect to the Nominee Shareholding to DouYu Yule. Thus, although the book value of the Nominee Shareholding (held through Beijing Fengye) amounted to approximately 65% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of June 30, 2023, because it is a nominee holding with no economic benefits or voting rights, holding such Nominee Shareholding has not altered Wuhan Ouyue’s primary business focus, and has not changed the nature of its operating activities. As such, as further discussed below and in our response to the staff’s prior comment 4, Wuhan Ouyue is not an investment company under Section 3(b)(1) because, under the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), Wuhan Ouyue is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities

2 As noted in such footnote 13, DouYu Yule’s contractual arrangements with respect to the VIEs are not securities under the Howey test (for the reasons discussed in our response to the staff’s prior comment 8), and therefore are not investment securities under Section 3(a)(2) for purposes of the 40% Test. If short-term deposits with maturities of one year or less are not treated as cash items, the Section 3(a)(1)(C) analysis of each VIE would be modified as described in our response to the staff’s prior comment 5. As discussed in greater detail in such prior response, and in our response to comment 4 below with respect to Wuhan Ouyue, even if short term deposits with maturities of one year or less are not treated as cash items, each VIE is not an investment company under Section 3(b)(1).

3 The Company notes that there may be arguments that the Nominee Shareholding and limited partnership interest in Beijing Fengye are not securities for purposes of this analysis, given that the Nominee Shareholding does not convey any voting or economic rights to Beijing Fengye with respect to Wuhan Douyu. However, to be conservative, the Company has treated such interests as securities for purposes of this analysis.

Wuhan Ouyue operates the Company’s livestreaming platform in China on which Wuhan Ouyue provides users with a diverse set of entertainment content and services, focusing on gaming and eSports content. Wuhan Ouyue’s business activities include livestreaming eSports tournaments, organizing its own eSports tournaments, selling advertising services and advertisement displays on its platform, and producing proprietary content, such as commentary programs before and after eSports matches. A large component of Wuhan Ouyue’s business activities focuses on developing relationships with streamers, which are the main source of content for the Company’s platform, through exclusive contracts with such streamers, as well as collaborations with talent agencies, to recruit and promote streamers’ professional development. Wuhan Ouyue leverages its industry expertise and proprietary big data analytics capabilities to establish development plans for streamers to optimize the content they produce, and to provide guidance to streamers on trending topics to boost their popularity among users of the platform. Wuhan Ouyue also collaborates with game developers and publishers to provide game distribution and game-related services related to its platform.

Wuhan Ouyue, along with Wuhan Douyu and DouYu Yule, are the Company’s main operating entities that conduct the Company’s online interactive gaming and entertainment livestreaming business in China. Due to PRC legal restrictions on foreign ownership in value-added telecommunication services and other Internet-related business, the Company’s other subsidiaries are not eligible to provide such services in China. Therefore, to ensure compliance with PRC laws and regulations, substantially all of the Company’s business in China is conducted through Wuhan Ouyue, Wuhan Douyu and DouYu Yule. For example, Wuhan Ouyue holds key operating licenses that are essential for providing the Company’s products and services in China, such as the License for Online Transmission of Audio-Visual Programs, License for Production and Operation of Radio and Television Programs, License for Online Culture Business, License for Commercial Performance and License for Value-added Telecommunications Business. Wuhan Ouyue has held these business licenses since 2015 and regularly submits its reports, applications, supporting documents and contracts to the relevant regulatory authorities overseeing the industry to demonstrate, among other things, the business Wuhan Ouyue is engaged in, how it runs such business, the hardware and software used in such business, the television programs it produced and the e-Sports content it broadcast. As the holder of the main licenses needed to provide the Company’s products and services in China, Wuhan Ouyue’s business activities focus on providing such products and services to customers, and entering into contracts with suppliers, in connection with operating the Company’s business in China. In addition, since 2019, Wuhan Ouyue has qualified as a “Software Enterprise” for PRC tax law purposes, which requires Wuhan Ouyue to be mainly engaged in the business of software product development and sales, and to meet certain conditions regarding its revenues from software product development and sales, number of R&D personnel and ownership of independent intellectual property rights. These factors, along with the Tonopah Mining factors discussed below, demonstrate that Wuhan Ouyue is not primarily engaged in investing in the Nominee Shareholding or other investment securities. Indeed, the amount of operating revenues generated by Wuhan Ouyue in 2022 (e.g., revenues from sales of virtual gifts on the livestreaming platform, advertisements, and game distribution and game-related services) accounted for approximately 98% of the Company’s total net revenues. Thus, Wuhan Ouyue’s operating business is clearly the primary focus of its activities and is a vital component of the Company’s overall operating activities in China, as further demonstrated by the Tonopah Mining factors discussed below.

Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”4 Applying such factors to Wuhan Ouyue, it is clear that Wuhan Ouyue is primarily engaged in the online interactive gaming and entertainment livestreaming business, and not in the business of investing, reinvesting, owning, holding or trading in securities:

•	The historical development of Wuhan Ouyue’s business supports the historical development factor because it has been primarily engaged in the online gaming and entertainment livestreaming business since it was acquired by the Company in November 2015, and has not been primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. Since its acquisition in 2015 and as of June 30, 2023, Wuhan Ouyue has not invested in any strategic investments or held any potential investment securities other than: (a) the Nominee Shareholding (held through Beijing Fengye), which does not convey any voting rights or economic benefits to Beijing Fengye or Wuhan Ouyue, and was acquired by Wuhan Ouyue in 2018 solely for the purpose of facilitating a corporate restructuring of the Company in preparation for its initial public offering, and not for investment purposes and (b) long-term bank time deposits which constituted less than 1% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of June 30, 2023. Wuhan Ouyue has also historically held amounts in short-term bank time deposits with maturities of one year or less for working capital purposes which, together with Wuhan Ouyue’s long-term bank time deposits, constituted approximately 12% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) as of June 30, 2023.

•	In terms of the public representation factor, the Company generally does not separately describe Wuhan Ouyue individually, but rather represents its group of companies, including the VIEs, as operating as a whole. As discussed in our response to the staff’s prior comment 4, the Company has consistently represented its group of subsidiaries and VIEs, including Wuhan Ouyue, as being primarily engaged in the development and operation of its online interactive gaming and entertainment livestreaming business, and has not represented Wuhan Ouyue as being primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. The Company has never emphasized Wuhan Ouyue’s ownership of the Nominee Shareholding as nominee, or its cash management activities, as a material factor in Wuhan Ouyue’s business or future growth. As such, the public representation factor supports the position that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

•	With respect to the activities factor, like the Company, Wuhan Ouyue’s most senior executive officers, directors and employees generally spend approximately 99% or more of their time on general corporate matters and the development and management of Wuhan Ouyue’s online interactive gaming and entertainment livestreaming business. Wuhan Ouyue’s officers are also officers of the Company, and manage Wuhan Ouyue’s business as an integral part of the Company’s overall operations in China, as discussed above. Such senior executive officers, directors and employees generally spend approximately 1% or less of their time on matters related to Wuhan Ouyue’s Nominee Shareholding (or other potential investment securities or cash management) and as such, the activities factor supports the position that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

4 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

•	With respect to the income factor, the primary sources of income for Wuhan Ouyue are the revenues generated by the operation of the Company’s livestreaming platform. Such operating revenues consist mainly of income generated on the platform through sales of virtual gifts, advertising services and displays, and game distribution and game-related services (e.g., sales of game-specific memberships). For the four fiscal quarters ending June 30, 2023 combined, Wuhan Ouyue’s total net loss of approximately RMB5,168,640 on an unconsolidated basis was mainly driven by its large operating revenues of approximately RMB6,243,615,442 and other operating income of approximately RMB40,504,298. Wuhan Ouyue’s other sources of income for that period were much smaller in amount and included: RMB834,220 of interest income from bank demand deposits, RMB9,337,918 of interest income from short-term bank time deposits maturing in one year or less, and RMB355,000 of interest income from long-term bank time deposits. As such, Wuhan Ouyue’s operating revenues and other operating income greatly outweigh its other sources of income and are clearly its primary sources of income. Furthermore, Wuhan Ouyue’s total net loss for this period was mainly driven by large expenses relating to its operating business, which together amounted to RMB6,299,685,338. Thus, the primary components of both income and expense items contributing to Wuhan Ouyue’s total net income demonstrate that Wuhan Ouyue is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

•	Regarding the nature of Wuhan Ouyue’s assets, on an unconsolidated basis as of June 30, 2023, the value of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) amounted to approximately RMB1,950,820,672. The only potential investment securities held by Wuhan Ouyue were: (a) long-term bank time deposits and related interest receivables, which constituted less than 1% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items)[5] and (b) the Nominee Shareholding (held through Beijing Fengye). Although the book value of the Nominee Shareholding (held through Beijing Fengye) constitutes approximately 65% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of June 30, 2023, the Nominee Shareholding is a nominee holding only, which does not convey any economic or voting rights to Wuhan Ouyue, and was acquired by Wuhan Ouyue solely for the purpose of facilitating a corporate restructuring of the Company in preparation for its initial public offering, and not for investment purposes. Wuhan Ouyue’s remaining assets on an unconsolidated basis primarily consist of operating assets, including: trade receivables for goods sold and services rendered; prepaid expenses; property and equipment; right-of-use assets; other current and non-current assets consisting of copyright assets, prepayments related to relationships with streamers and value-added-tax-related assets; and trade receivables due from related parties and fellow subsidiaries, which together amounted to approximately RMB616,250,042 or 32% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items) as of June 30, 2023. As such, the nature of Wuhan Ouyue’s assets, including the Nominee Shareholding, does not indicate that Wuhan Ouyue is engaged in investment company activities.

As noted above, no one Tonopah Mining factor is determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”6 In light of Wuhan Ouyue’s operating activities and sources of income as described above, and its limited portfolio of potential investment securities,7 which consists solely of a minimal amount of long-term bank deposits and the Nominee Shareholding with no economic benefits or voting rights, reasonable investors would not view Wuhan Ouyue as a mutual fund, as opposed to an operating enterprise. As such, under the guidance provided in Tonopah Mining and National Presto, Wuhan Ouyue is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company under Section 3(b)(1).

5 As noted above, on an unconsolidated basis as of June 30, 2023, Wuhan Ouyue also held short-term bank time deposits with maturities of one year or less which, together with long-term bank time deposits, constituted approximately 12% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits).

6 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

7 The nature of Wuhan Ouyue’s assets as discussed above would not be materially different if short-term bank time deposits were not treated as cash items. On an unconsolidated basis as of June 30, 2023: (a) Wuhan Ouyue’s short-term bank time deposits with maturities of one year or less, together with long-term bank time deposits, constituted approximately 12% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) and (b) the book value of the Nominee Shareholding (held through Beijing Fengye) constituted approximately 58% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits). Wuhan Ouyue’s remaining assets on an unconsolidated basis primarily consist of operating assets, as described above, which together amounted to approximately 28% of Wuhan Ouyue’s total assets (exclusive of U.S. government securities and cash items, but not excluding such short-term deposits) as of June 30, 2023.

5. We note that you make reference to relying on Section 3(b)(1) of the Investment Company Act in your analysis of several different entities, such as Wuhan Ouyue and Wuhan Douyu. Please advise as to whether you have opinions of counsel regarding Section 3(b)(1) with regard to such entities and, if so, whether you are willing to share such opinions with us.

The Company respectfully submits that it receives advice from US counsel for US securities law matters. However, because the Company wishes to preserve privilege with respect to any discussions or communications that the Company may have had with such US counsel, the Company is not able to discuss the substance of such advice.

6. Please advise as to whether you are able to recalculate your responses to our prior comments as of September 30, 2023. If so, provide updated responses, if material.

The Company respectfully submits that the financial statements for the Company and its subsidiaries as of September 30, 2023 are not yet available. Therefore, at this time, the Company is unable to recalculate as of September 30, 2023, its responses to the staff’s prior comments provided in its response letter dated September 25, 2023.

7. Please separately specify the percentage of DouYu Hong Kong’s total assets that consist of interests in Gogo Glocal and DouYu Yule, respectively, as of September 30, 2023, if available.

The Company respectfully submits that the financial statements for DouYu Hong Kong as of September 30, 2023 are not yet available. As of June 30, 2023, DouYu Hong Kong’s: (a) equity interest in Gogo Glocal, its majority owned subsidiary, amounted to approximately 21% of the value of DouYu Hong Kong’s total unconsolidated assets (exclusive of U.S. government securities and cash items) and (b) equity interest in DouYu Yule, its majority owned subsidiary, amounted to approximately 79% of the value of DouYu Hong Kong’s total unconsolidated assets (exclusive of U.S. government securities and cash items).8

8 Such percentages would be substantially the same if short-term bank time deposits were not treated as cash items.

8. Please provide the percentage of your assets that consist of “short-term deposits” with maturities of one year or less on a consolidated basis as of September 30, 2023, if available.

The Company respectfully submits that the financial statements for the Company and its subsidiaries as of September 30, 2023 are not yet available. On the Company’s consolidated balance sheet as of June 30, 2023, the Company’s short term bank time deposits with maturities of one year or less amounted to approximately 23% of the Company’s total assets on a consolidated basis.

9. Please provide revised risk factor language to reflect your latest responses as well as our comments herein.

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to further revise its risk factor related to the Investment Company Act (as undertaken in the response letter dated July 28, 2023) as follows, subject to appropriate updates for future financial periods.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, results of operations and financial condition.

We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. Under Section 3(a)(1) of the Investment Company Act, an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading securities or (b) ~~absent an applicable exemption,~~  it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority-owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are, and hold ourselves out as being, engaged primarily in the business of developing and operating online interactive gaming and entertainment livestreaming platforms, and not in the business of investing, reinvesting or trading in securities. ~~We hold ourselves out as a game-centric livestreaming platform and do not propose to engage primarily in the business of investing, reinvesting or trading in securities.~~ Accordingly, we do not believe that the Company is what is frequently referred to as an “orthodox” investment company as defined in the Investment Company Act and described in clause (a) in the preceding paragraph. Furthermore, on an unconsolidated basis, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of our indirect interest, through our wholly-owned subsidiaries, in Wuhan DouYu Culture Network Technology Co. Ltd. (“DouYu Yule”), our majority-owned subsidiary. We believe DouYu Yule is a qualifying majority-owned subsidiary for purposes of the 40% test described in clause (b) in the preceding paragraph, because DouYu Yule is primarily engaged in the business of online interactive gaming and entertainment livestreaming, and is not an investment company by virtue of Rule 3a-1 under the Investment Company Act. Under Rule 3a-1, an entity is generally deemed to be an “investment company” if, absent an applicable exemption, more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity. DouYu Yule’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of trade receivables (including trade receivables due from related parties), prepayments, property and equipment, right-of-use assets, intangible assets that are not securities, and other assets (including assets related to the VIEs) that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating DouYu Yule’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority-owned subsidiaries of DouYu Yule and securities issued by qualifying companies that are controlled primarily by DouYu Yule. Accordingly, we believe that DouYu Yule is not an investment company by virtue of Rule 3a-1 under the Investment Company Act, and therefore is a qualifying majority-owned subsidiary held through the Company’s wholly-owned subsidiaries for purposes of applying the 40% test described in clause (b) in the preceding paragraph to the Company and such wholly-owned subsidiaries.

The need to comply with Section 3(a)(1) and Rule 3a-1 under the Investment Company Act may cause us to restrict our business and subsidiaries with respect to how we invest excess cash pending use in our business. In addition, if we no longer meet the requirements of Section 3(a)(1) and Rule 3a-1, and no other exemption is available to us, we may take other actions in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. This may include adjusting our cash management investments, which may result in lower rates of returns, and/or liquidating all or a portion of our investment securities, including on unfavorable terms, and holding such amounts in cash, and/or acquiring assets or businesses that could change the nature of our business or potentially take other actions that may be viewed as adverse to the holders of our ADSs or ordinary shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we may lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of our ADSs or ordinary shares and our ability to pay dividends in respect of our ADSs or ordinary shares.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to DouYu’s Annual Report on Form 20-F, please contact Li He at +852 2533-3306 (li.he@davispolk.com) of Davis Polk & Wardwell LLP.

Thank you for your time and attention.

Yours sincerely,

/s/ Shaojie Chen
Name: Shaojie Chen
Title: Chief Executive Officer

cc:	Mr. Mingming Su, Chief Strategy Officer DouYu International Holdings Ltd Mr. Li He, Partner Davis Polk & Wardwell LLP